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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                             Bentley Commerce Corp.
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                                (Name of Issuer)

                         Common Stock, Par Value $.0001
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                         (Title of Class of Securities)

                                  08264E 10 3
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                                 (CUSIP Number)

                                Robert Schumacher
                       11301 Olympic Boulevard, Suite 680
                              Los Angeles, CA 90064
                                 (310) 445-2529
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                January 14, 2004
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             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

NOTE: Six copies of this statement, including all exhibits should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 08264E 10 3

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1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

         Robert Schumacher
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2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]
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3.   SEC Use Only

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4.   Source of Funds (See Instructions)
         OO
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5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

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6.   Citizenship or Place of Organization
         United States of America
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               7.   Sole Voting Power
  NUMBER OF         29,000,000 shares*
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           29,000,000 shares*
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power

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11.  Aggregate Amount Beneficially Owned by Each Reporting Person
         29,000,000 shares*
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12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)   Not applicable.                        [_]
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13.  Percent of Class Represented by Amount in Row (11)
         6%
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14.  Type of Reporting Person (See Instructions)
         IN
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* Includes 10,000,000 shares underlying options to purchase common stock at an exercise price of $.03.

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ITEM 1.           Security and Issuer
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         Common Stock, Par Value, $.0001

         Bentley Commerce Corp.
         11301 Olympic Blvd. Suite 680
         Los Angeles, CA 90064


ITEM 2.           Identity and Background
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         (a) Name: Robert Schumacher

         (b) Residence or business address:
             11301 Olympic Blvd., Suite 680
             Los Angeles, CA 90064

         (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

         Chief Operating Officer and Director
         Bentley Commerce Corp.
         11301 Olympic Blvd., Suite 680
         Los Angeles, CA 90064

         President and Director
         American IDC Corp.
         11301 Olympic Blvd., Suite 680
         Los Angeles, CA 90064

         American IDC Corp. is a publicly traded company that develops and manages interactive online businesses.

         Principal
         Schumacher Associates
         309 S. Peck Drive
         Beverly Hills, CA 90212

         Schumacher Associates is a management consulting firm.


         (d,e)         Legal Proceedings

         During the last five years, Mr. Schumacher has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

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         During the last five years, Mr. Schumacher has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Citizenship:

         United States of America

ITEM 3.           Source and Amount of Funds or Other Consideration
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         On or about January 14, 2004, Mr. Schumacher was issued 3,200,000 shares of common stock for management services to be rendered as Chief Operating Officer of the Company from January 1, 2004 to December 31, 2004. These shares were valued at $.03 per share. Further, in connection with these services, on January 14, 2004, Mr. Schumacher was issued options to purchase 10,000,000 shares of common stock at an exercise price of $.03 per share.

ITEM 4.                Purpose of Transaction
---------------------------------------------

            Please see Item 3 for an explanation of this transaction.

ITEM 5.                Interest in Securities of the Issuer
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            (a) Out of 481,194,625 outstanding shares at January 15, 2004, Mr.
            Schumacher owns 29,000,000 shares, or approximately 6% of the outstanding common stock of Bentley Commerce Corp.

            (b) Mr. Schumacher has the sole power to vote and dispose of the shares described in paragraph (a).

            (c) None.

            (d) Not applicable.

            (e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
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         None.

ITEM 7.                Material to Be Filed as Exhibits
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            A copy of Mr. Schumacher's consulting agreement is filed as an exhibit to this Schedule.

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                                    Signature
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After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 20, 2004
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Date

/s/ Robert Schumacher
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Signature

Robert Schumacher
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Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)